INDEMNIFICATION AGREEMENT

This INDEMNIFICATION AGREEMENT is made and entered into as of the 8th day of November, 2006 (this "Agreement") by and among USI Holdings Corporation, a Delaware corporation (the "Company"), William L. Atwell, David L. Eslick, Ronald E. Frieden, Thomas A. Hayes, L. Ben Lytle, Robert A. Spass and Robert F. Wright (each, an "Indemnitee" and together, the "Indemnitees").

WHEREAS, it is important to the Company to attract and retain as directors the most capable persons reasonably available and the Company desires to attract and retain the services of highly qualified individuals, such as the Indemnitees to serve as directors of the Company and to indemnify its directors so as to provide them with the maximum protection permitted by law;

WHEREAS, Indemnitees are directors of the Company and both the Company and Indemnitees recognize the increased risk of litigation and other claims being asserted against directors of companies in today's environment;

WHEREAS, the Amended and Restated By-laws of the Company (the "By-laws") provide that the Company will indemnify its directors and will advance expenses in connection therewith, and Indemnitee's willingness to serve as a director of the Company is based in part on Indemnitee's reliance on such provisions;

WHEREAS, in recognition of each Indemnitee's need for substantial protection against personal liability in order to enhance Indemnitee's continued service to the Company in an effective manner, and Indemnitee's reliance on the By-laws, and to provide Indemnitees with express contractual indemnification, the Company wishes to provide in this Agreement for the indemnification of and the advancement of Expenses (as defined below) to each Indemnitee as set forth in this Agreement and, to the extent insurance is maintained, for the continued coverage of Indemnitees under the Company's directors' and officers' liability insurance policies; and

WHEREAS, each Indemnitee is willing to serve and the Company desires to have the Indemnitees continue to serve as directors of the Company, free from undue concern for unpredictable, inappropriate or unreasonable legal risks and personal liabilities by reason of acting in good faith in the performance of their duties to the Company on the terms set forth herein.

NOW, THEREFORE, in consideration of the foregoing, the parties hereto do hereby agree as follows:

Section 1.   Definitions.   As used in this Agreement, the following terms shall have the following meanings:

"Certificate" means the Amended and Restated Certificate of Incorporation of the Company, as such may be amended.

"Corporate Status" describes the status of a person who is or was a member of the Board of Directors of the Company (the "Board") or was otherwise a director, officer, employee or agent or fiduciary of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person is or was serving at the express written request of the Company.

"Disinterested Director" means a director of the Company who is not and was not a party to the Proceeding in respect of which indemnification is sought by an Indemnitee.

"Enterprise" means the Company and any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise of which an Indemnitee is or was serving at the express written request of the Company as a director, officer, employee, agent or fiduciary.

"Expenses" shall include attorneys' fees, retainers, court costs, transcript costs, fees of experts, filing fees, witness fees, travel expenses, duplicating costs, printing and binding costs, telephone charges, postage, delivery service fees, and all other disbursements or expenses and obligations of any nature whatsoever paid or incurred in connection with prosecuting, defending, preparing to prosecute or defend, investigating, participating, or being or preparing to be a witness in a Proceeding.

"Independent Legal Counsel" means a law firm, or a member of a law firm, that is experienced in matters of corporation law and neither presently is, nor in the past five (5) years has been, retained to represent: (i) the Company or any Indemnitee in any matter material to either such party (other than with respect to matters concerning any such Indemnitee under this Agreement) or (ii) any other party to the Proceeding giving rise to a claim for indemnification hereunder. Notwithstanding the foregoing, the term "Independent Legal Counsel" shall not include any person who, under the applicable standards of professional conduct then prevailing, would have a conflict of interest in representing either the Company or any Indemnitee in an action to determine such Indemnitee's rights under this Agreement.

"Proceeding" includes any threatened, pending or completed action, suit, arbitration, proceeding, alternate dispute resolution mechanism, investigation, inquiry, administrative hearing or any other actual, threatened or completed proceeding, whether brought by or in the right of the Company or otherwise and whether civil, criminal, administrative or investigative, in which an Indemnitee was, is or will be involved as a party or otherwise, by reason of (i) the fact that such Indemnitee is or was a director of the Company, (ii) any action taken by such Indemnitee or of any inaction on his part while acting as a member of the Board or (iii) the fact that such Indemnitee is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. Any of the foregoing proceedings described in the immediately preceding sentence (i) shall be deemed a Proceeding, whether or not such Indemnitee is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement and (ii) shall include any Proceeding pending on or before the date of this Agreement; <u>provided</u> <u>that</u> such definition shall exclude a Proceeding initiated by an Indemnitee pursuant to <u>Section 6</u> to enforce his rights under this Agreement.

Section 2.   <u>Indemnity</u>. The Company hereby agrees to indemnify and hold harmless (including by advancement of Expenses) each Indemnitee with respect to his service on, and any matter or transaction considered by, the Board to the fullest extent authorized or permitted by law, as such may be amended from time to time, and Article VII of the Certificate (regardless of, among other things, any amendment to or revocation of the Certificate or the By-laws). In furtherance of the foregoing indemnification, and without limiting the generality thereof:

(a)   <u>Proceedings other than Proceedings by or in the Right of the Company</u>. Each Indemnitee shall be entitled to the rights of indemnification provided in this <u>Section 2(a)</u> if, by reason of his Corporate Status, he is, or is threatened to be made, a party to or participant in any Proceeding other than a Proceeding by or in the right of the Company. Pursuant to this <u>Section 2(a)</u>, each Indemnitee shall be indemnified against all Expenses, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, penalties, fines or amounts paid in settlement) of such Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement actually incurred by him or on his behalf in connection with such Proceeding or any claim, issue or matter therein, if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company and, with respect to any criminal Proceeding, had no reasonable cause to believe his conduct was unlawful.

(b)   <u>Proceedings by or in the Right of the Company</u>. Each Indemnitee shall be entitled to the rights of indemnification provided in this <u>Section 2(b)</u> if, by reason of his Corporate Status, he is, or is threatened to be made, a party to or participant in any Proceeding brought by or in the right of the Company to procure a judgment in its favor. Pursuant to this <u>Section 2(b)</u>, each Indemnitee shall be indemnified against all Expenses actually incurred by him or on his behalf in connection with such Proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company; <u>provided</u>, <u>however</u>, that, if applicable law so provides, no indemnification against such Expenses shall be made in respect of any claim, issue or matter in such Proceeding as to which each Indemnitee shall have been finally adjudged to be liable to the Company unless and to the extent that the Court of Chancery of the State of Delaware shall determine that such indemnification may be made.

(c)   <u>Indemnification for Expenses of a Party Who is Wholly or Partly Successful</u>. Notwithstanding any other provision of this Agreement, to the extent that an Indemnitee is, by reason of his Corporate Status, a party to and is successful, on the merits or otherwise, in any Proceeding, he shall be indemnified to the maximum extent permitted by law against all Expenses actually incurred by him or on his behalf in connection therewith. If an Indemnitee is not wholly successful in such Proceeding but is successful, on the merits or otherwise, as to one or more but less than all claims, issues or matters in such Proceeding, the Company shall indemnify such Indemnitee against all

Expenses actually incurred by him or on his behalf in connection with each successfully resolved claim, issue or matter. For purposes of this Section 2 and without limitation, the termination of any claim, issue or matter in such a Proceeding by dismissal, with or without prejudice, shall be deemed to be a successful result as to such claim, issue or matter.

(d)   Additional Indemnity. In addition to, and without regard to any limitations on, the indemnification provided for in this Section 2, the Company shall and hereby does indemnify and hold harmless each Indemnitee against all Expenses, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, penalties, fines or amounts paid in settlement) of any Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement actually incurred by him or on his behalf if, by reason of his Corporate Status he is, or is threatened to be made, a party to or participant in any Proceeding (including a Proceeding by or in the right of the Company), including all liability arising out of the negligence or active or passive wrongdoing of such Indemnitee. The only limitation that shall exist upon the Company's obligations pursuant to this Agreement shall be that the Company shall not be obligated to make any payment to an Indemnitee that is finally determined (under the procedures, and subject to the presumptions, set forth in Section 6 and Section 7) to be unlawful under Delaware law.

Section 3.   Contribution in the Event of Joint Liability.

(a)   Whether or not the indemnification provided for in Section 2 is available, in respect of any Proceeding in which the Company is jointly liable with any Indemnitee (or would be if joined in such Proceeding), the Company (i) shall pay, in the first instance, the entire amount of any judgment or settlement of such Proceeding without requiring such Indemnitee to contribute to such payment and (ii) hereby waives and relinquishes any right of contribution it may have against such Indemnitee. The Company shall not enter into any settlement of any Proceeding in which the Company is jointly liable with an Indemnitee (or would be if joined in such Proceeding) unless such settlement provides for a full and final release of all claims asserted against such Indemnitee.

(b)   Without diminishing or impairing the obligations of the Company set forth in the preceding subparagraph, if, for any reason, an Indemnitee shall elect or be required to pay all or any portion of any judgment or settlement in any threatened, pending or completed Proceeding in which the Company is jointly liable with such Indemnitee (or would be if joined in such Proceeding), the Company shall contribute to the amount of Expenses, judgments, penalties, fines and amounts paid in settlement (including all interest, assessments and other charges paid or payable in connection with or in respect of such Expenses, judgments, penalties, fines or amounts paid in settlement) of such Proceeding and any federal, state, local or foreign taxes imposed on the Indemnitee as a result of the actual or deemed receipt of any payments under this Agreement actually incurred and paid or payable by such Indemnitee in proportion to the relative benefits received by the Company and all officers, directors or employees of the Company other than such Indemnitee who are jointly liable with him (or would be if joined in such Proceeding), on the one hand, and the Indemnitee, on the other hand, from the transaction from which such Proceeding arose; provided, however, that the proportion determined on the basis of relative benefit may, to the extent necessary to conform to law, be further adjusted by reference to the relative fault of the Company and all officers, directors or employees of the Company other than such Indemnitee who are jointly liable with the Indemnitee (or would be if joined in such Proceeding), on the one hand, and the Indemnitee, on the other hand, in connection with the events that resulted in such Expenses, judgments, penalties, fines, settlement amounts or taxes as well as any other equitable considerations which the law may require to be considered. The relative fault of the Company and all officers, directors or employees of the Company other than the Indemnitee who are jointly liable with him (or would be if joined in such Proceeding), on the one hand, and the Indemnitee, on the other hand, shall be determined by reference to, among other things, the degree to which their actions were motivated by intent to gain personal profit or advantage, the degree to which their liability is primary or secondary, and the degree to which their conduct is active or passive.

(c)   The Company hereby agrees to fully indemnify and hold harmless each Indemnitee from any claims of contribution which may be brought by officers, directors or employees of the Company who may be jointly liable with such Indemnitee.

Section 4.   Indemnification for Expenses of a Witness. Notwithstanding any other provision of this Agreement, to the extent that an Indemnitee is, by reason of his Corporate Status, a witness in any Proceeding to which such Indemnitee is not a party, the Company shall indemnify the Indemnitee against all Expenses actually incurred by him or on his behalf in connection therewith.

Section 5.   Advancement of Expenses. Notwithstanding any other provision of this Agreement, the Company shall advance all Expenses incurred by or on behalf of an Indemnitee in connection with any Proceeding by reason of such Indemnitee's Corporate Status within ten (10) days after the receipt by the Company of a written statement or statements from such Indemnitee, requesting such advance or advances from time to time, whether prior to or after the final disposition of such Proceeding. Such statement or statements shall reasonably evidence the Expenses incurred by the Indemnitee and shall include or be preceded or accompanied by an undertaking by or on behalf of such Indemnitee to repay any Expenses advanced if it shall ultimately be determined that such Indemnitee is not entitled to be indemnified against such Expenses. Any advances and undertakings to repay pursuant to this Section 5 shall be unsecured and interest free and shall be accepted without reference to financial ability to make the repayment. An Indemnitee's entitlement to such Expenses shall include those incurred in connection with any Proceeding by such Indemnitee seeking an adjudication pursuant to this Agreement.

Section 6.   Procedures and presumptions for Determination of Entitlement to Indemnification or Advances. It is the intent of this Agreement to secure for each Indemnitee rights of indemnity that are as favorable as may be permitted under the laws and public policy of the State of Delaware. Accordingly, the parties agree that the following procedures and presumptions shall apply in the event of any question as to whether an Indemnitee is entitled to indemnification under this Agreement:

(a)   To obtain indemnification (including the advancement of Expenses and contribution by the Company) under this Agreement, an Indemnitee shall submit to the Company a written request, including therein or therewith such documentation and information as is reasonably available to such Indemnitee and is reasonably necessary to determine whether and to what extent an Indemnitee is entitled to indemnification. The Secretary of the Company shall, promptly upon receipt of such a request for indemnification, advise the Board in writing that such Indemnitee has requested indemnification.

(b)   Upon written request by an Indemnitee for indemnification pursuant to the first sentence of Section 6(a), a determination, if required by applicable law, with respect to an Indemnitee's entitlement thereto shall be made in the specific case by one of the following parties (the "Arbiter"), which shall be at the election of such Indemnitee: (i) by a majority vote of the Disinterested Directors, even though less than a quorum, (ii) by Independent Legal Counsel in a written opinion or (iii) by the stockholders of the Company.

(c)   If the determination of entitlement to indemnification is to be made by Independent Legal Counsel pursuant to Section 6(b), the Independent Legal Counsel shall be selected as provided in this Section 6(c). The Independent Legal Counsel shall be selected by the Indemnitee (unless such Indemnitee shall request that such selection be made by the Board). Such Indemnitee or the Company, as the case may be, may, within ten (10) days after such written notice of selection shall have been given, deliver to the Company or to the Indemnitee, as the case may be, a written objection to such selection; provided, however, that such objection may be asserted only on the ground that the Independent Legal Counsel so selected does not meet the requirements of "Independent Legal Counsel," as defined in Section 1, and the objection shall set forth with particularity the factual basis of such assertion. Absent a proper and timely objection, the person so selected shall act as Independent Legal Counsel. If a written objection is made and substantiated, the Independent Legal Counsel selected may not serve as Independent Legal Counsel unless and until such objection is withdrawn or a court has determined that such objection is without merit. If, within twenty (20) days after submission by an Indemnitee of a written request for indemnification pursuant to Section 6(a), no Independent Legal Counsel shall have been selected and not objected to, either the Company or the Indemnitee may petition the Court of Chancery of the State of Delaware or other court of competent jurisdiction for resolution of any objection which shall have been made by the Company or such Indemnitee to the other's selection of Independent Legal Counsel and/or for the appointment as Independent Legal Counsel of a person selected by the court or by such other person as the court shall designate, and the person with respect to whom all objections are so resolved or the person so appointed shall act as Independent Legal Counsel under Section 6(b). The Company shall pay any and all reasonable fees and expenses of Independent Legal Counsel incurred by such Independent Legal Counsel in connection with acting pursuant to Section 6(b) and to indemnify such counsel against any and all Expenses, claims, liabilities and damages arising out of or relating to this Agreement or its engagement pursuant hereto. The Company shall pay all reasonable fees and expenses incident to the procedures of this Section 6(c), regardless of the manner in which such Independent Legal Counsel was selected or appointed.

(d) In making a determination with respect to entitlement to indemnification hereunder, the Arbiter shall presume that an Indemnitee is entitled to indemnification under this Agreement if such Indemnitee has submitted a request for indemnification in accordance with Section 6(a). Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion, by clear and convincing evidence.

(e) An Indemnitee shall be deemed to have acted in good faith if such Indemnitee's action is based on the records or books of account of the Enterprise, including financial statements, or on information supplied to such Indemnitee by the officers of the Enterprise in the course of their duties, or on the advice of legal counsel for the Enterprise or the Board or on information or records given or reports made to the Enterprise or the Board by an independent certified public accountant, by a financial advisor or by an appraiser or other expert selected with reasonable care by the Enterprise or the Board. In addition, the knowledge and/or actions, or failure to act, of any director, officer, agent or employee of the Enterprise shall not be imputed to an Indemnitee for purposes of determining the right to indemnification under this Agreement. Whether or not the foregoing provisions of this Section 6(e) are satisfied, it shall in any event be presumed that each Indemnitee has at all times acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the Company. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion, by clear and convincing evidence.

(f) The Company acknowledges that a settlement or other disposition short of final judgment may be successful if it permits a party to avoid expense, delay, distraction, disruption and uncertainty. In the event that any action, claim or proceeding to which an Indemnitee is a party is resolved in any manner other than by adverse judgment against such Indemnitee (including settlement of such Proceeding with or without payment of money or other consideration) it shall be presumed that such Indemnitee has been successful on the merits or otherwise in such Proceeding. Anyone seeking to overcome this presumption shall have the burden of proof and the burden of persuasion, by clear and convincing evidence.

(g) If the Arbiter shall not have made a determination within thirty (30) days after receipt by the Company of the request therefor, the requisite determination of entitlement to indemnification shall be deemed to have been made and such Indemnitee shall be entitled to such indemnification; provided, however, that such thirty (30)-day period may be extended for a reasonable time, not to exceed an additional fifteen (15) days, if the Arbiter in good faith requires such additional time for the obtaining or evaluating documentation and/or information relating thereto; provided further that the foregoing provisions of this Section 6(g) shall not apply if the determination of entitlement to indemnification is to be made by the stockholders pursuant to Section 6(b) and if (i) within fifteen (15) days after receipt by the Company of the request for such determination the Board or the Disinterested Directors, if appropriate, resolve to submit such determination to the stockholders for their consideration at an annual meeting thereof to be held within seventy-five (75) days after such receipt and such determination is made thereat or (ii) a special meeting of stockholders is called within fifteen (15) days after such receipt for the purpose of making such determination, such meeting is held for such purpose within sixty (60) days after having been so called and such determination is made thereat.

(h)   Each Indemnitee shall reasonably cooperate with the Arbiter with respect to such Indemnitee's entitlement to indemnification, including providing to the Arbiter, upon reasonable advance request any documentation or information which is not privileged or otherwise protected from disclosure and which is reasonably available to such Indemnitee and reasonably necessary to such determination. Any Independent Legal Counsel, member of the Board or stockholder of the Company shall act reasonably and in good faith in making a determination under the Agreement of an Indemnitee's entitlement to indemnification. Any costs or expenses (including attorneys' fees and disbursements) incurred by an Indemnitee in so cooperating with the Arbiter shall be borne by the Company (irrespective of the determination as to such Indemnitee's entitlement to indemnification) and the Company hereby indemnifies and agrees to hold each Indemnitee harmless therefrom.

(i)   Neither the failure of the Company (including by the Board or Independent Legal Counsel) to have made a determination prior to the commencement of any action pursuant to this Agreement that indemnification is proper in the circumstances because an Indemnitee has met the applicable standard of conduct nor an actual determination by the Company (including by the Board or Independent Legal Counsel) that an Indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that such Indemnitee has not met the applicable standard of conduct. The termination of a Proceeding described in Section 2 by judgment, order, settlement or conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, (i) establish that an Indemnitee does not meet the criteria for entitlement to indemnification set forth in Section 2 or (ii) otherwise adversely affect the rights of an Indemnitee to indemnification except as may be provided herein.

Section 7.   Remedies.

(a)   In the event that (i) a determination is made pursuant to Section 6 that an Indemnitee is not entitled to indemnification hereunder, (ii) advancement of Expenses is not timely made pursuant to Section 5, (iii) no determination of entitlement to indemnification shall have been made pursuant to Section 6(b) within ninety (90) days after receipt by the Company of the request for indemnification, (iv) payment of indemnification is not made pursuant to this Agreement within ten (10) days after receipt by the Company of a written request therefor or (v) payment of indemnification is not made within ten (10) days after a determination has been made that an Indemnitee is entitled to indemnification or such determination is deemed to have been made pursuant to Section 6, such Indemnitee shall be entitled to a final adjudication in an appropriate court of the State of Delaware, or any other court of competent jurisdiction, of his entitlement to such indemnification or advance, and the Company hereby consents to service of process and to appear in any such proceeding. The Company shall not oppose an Indemnitee's right to seek any such adjudication.

(b)   In the event that a determination shall have been made pursuant to Section 6(b) that an Indemnitee is not entitled to indemnification, any judicial proceeding commenced pursuant to this Section 7 shall be conducted in all respects as a de novo trial, on the merits, and such Indemnitee shall not be prejudiced by reason of that adverse determination.

(c)   If a determination shall have been made pursuant to Section 6(b) that an Indemnitee is entitled to indemnification, the Company shall be bound by such determination in any judicial proceeding commenced pursuant to this Section 7, absent a prohibition of such indemnification under applicable law.

(d)   In the event that an Indemnitee, pursuant to this Section 7, seeks a judicial adjudication of his rights under, or to recover damages for breach of, this Agreement, or to recover under any directors' and officers' liability insurance policies maintained by the Company, the Company shall pay on his behalf, in advance, any and all expenses actually and reasonably incurred by him in such judicial adjudication, regardless of whether such Indemnitee ultimately is determined to be entitled to such indemnification, advancement of expenses or insurance recovery.

(e)   The Company shall be precluded from asserting in any judicial proceeding commenced pursuant to this Section 7 that the procedures and presumptions of this Agreement are not valid, binding and enforceable and shall stipulate in any such court that the Company is bound by all the provisions of this Agreement.

(f)   In the event that an Indemnitee commences a judicial proceeding or arbitration pursuant to this Section 7, such Indemnitee shall not be required to reimburse the Company for any advances pursuant to Section 5 until a final determination is made with respect to such Indemnitee's entitlement to indemnification (as to which all rights of appeal have been exhausted or lapsed). Interest shall be paid by the Company to the Indemnitee at the legal rate under Delaware law for amounts which the Company indemnifies or is obliged to indemnify for the period commencing with the date on which the Indemnitee requests indemnification (or reimbursement or advancement of any expenses) and ending with the date on which such payment is made to the Indemnitee by the Company.

Section 8.   Non-Exclusivity; Survival of Rights; Insurance; Subrogation.

(a)   The rights of indemnification and advancement of Expenses provided by this Agreement shall not be deemed exclusive of any other rights to which an Indemnitee may at any time be entitled under applicable law, the Certificate, the By-laws, any agreement, a vote of stockholders or a resolution of directors, or otherwise. No amendment, alteration or repeal of this Agreement or of any provision hereof shall limit or restrict any right of any Indemnitee under this Agreement in respect of any action taken or omitted by such Indemnitee in his Corporate Status prior to such amendment, alteration or repeal. To the extent that a change in the law, whether by statute or judicial decision, permits greater indemnification than would be afforded currently under the Certificate, the By-laws and this Agreement, it is the intent of the parties hereto that such Indemnitee shall enjoy by this Agreement the greater benefits so afforded by such change. No right or remedy herein conferred is intended to be exclusive of any other right or remedy, and every other right and remedy shall be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other right or remedy.

(b)   To the extent that the Company maintains an insurance policy or policies providing liability insurance for directors, officers, employees or agents or fiduciaries of the Company or of any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise which such person serves at the request of the Company, including the Company's directors' and officers' insurance policies, including all excess coverages, in effect on the date hereof (the "Current D&O Policy"), each Indemnitee shall be covered by such policy or policies in accordance with its or their terms to the maximum extent of the coverage available for any such director, officer, employee or agent under such policy or policies. The Company hereby covenants and agrees to maintain the Current D&O Policy on terms and subject to conditions at least as favorable to the Indemnitees as the terms and conditions that exist as of the date of this Agreement. In the event that, notwithstanding the foregoing, the Current D&O Policy is no longer in full force and effect or is otherwise unavailable, the Company shall obtain and maintain a policy or policies of insurance providing liability insurance for the Indemnitees on terms and subject to conditions not materially different from, and in no way less favorable to the Indemnitees than, the Current D&O Policy; provided that the Corporation shall not be required to pay an aggregate premium for such insurance coverage in excess of 300% of the amount of the premium for the Current D&O Policy on the date of this Agreement, but shall, in such case, purchase as much coverage as possible for such amount.

(c)   In the event of any payment under this Agreement, the Company shall be subrogated to the extent of such payment to all of the rights of recovery of an Indemnitee, who shall execute all papers required and take all action necessary to secure such rights, including execution of such documents as are necessary to enable the Company to bring suit to enforce such rights.

(d)   The Company shall not be liable under this Agreement to make any payment of amounts otherwise indemnifiable hereunder if and to the extent that an Indemnitee has otherwise actually received such payment under any insurance policy, contract, agreement or otherwise.

Section 9. <u>Duration of Agreement</u>. All agreements and obligations of the Company contained herein shall continue during the period an Indemnitee is serving as an officer or director of the Company (or is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) and shall continue thereafter so long as such Indemnitee shall be subject to any Proceeding (or any proceeding commenced under <u>Section 6</u> hereof) by reason of his Corporate Status, whether or not he is acting or serving in any such capacity at the time any liability or expense is incurred for which indemnification can be provided under this Agreement. This Agreement shall be binding upon and inure to the benefit of and be enforceable by the parties hereto and their respective successors (including any direct or indirect successor by purchase, merger, consolidation or otherwise to all or substantially all of the business or assets of the Company), assigns, spouses, heirs, executors and personal and legal representatives. This Agreement shall continue in effect regardless of whether an Indemnitee continues to serve as an officer or director of the Company or any other enterprise at the Company's request.

Section 10. <u>Enforcement</u>.

(a)   The Company expressly confirms and agrees that it has entered into this Agreement and assumed the obligations imposed on it hereby in order to induce the Indemnitee to serve as a member of the Board, and the Company acknowledges that such Indemnitee is relying upon this Agreement in serving as a member of the Board.

(b)   This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all prior agreements and understandings, oral, written and implied, between the parties hereto with respect to the subject matter hereof.

Section 11. <u>Attorneys' Fees and other Expenses to Enforce Agreement</u>. The Company shall indemnify and hold harmless each Indemnitee to the fullest extent permitted by law against all Expenses and, if requested by an Indemnitee, shall (within ten (10) days after the Company's receipt of such written request) advance such Expenses to such Indemnitee, which are incurred by such Indemnitee in connection with any Proceeding brought by such Indemnitee or to which such Indemnitee is subject to or intervenes (a) to determine the validity or enforceability of, to enforce his rights under, or to recover damages for breach of, this Agreement or any other indemnification, advancement or contribution agreement or provision of the Company's Certificate or By-laws now or hereafter in effect or (b) for recovery or advances under any insurance policy maintained by any person for the benefit of such Indemnitee, regardless of whether the Indemnitee ultimately is determined to be entitled to such indemnification, advance, contribution or insurance recovery, as the case may be.

Section 12. <u>Severability</u>. If any provision or provisions of this Agreement shall be held by a court of competent jurisdiction to be invalid, void, illegal or otherwise unenforceable for any reason whatsoever: (a) the validity, legality and enforceability of the remaining provisions of this Agreement (including each portion of any section of this Agreement containing any such provision held to be invalid, illegal, void or otherwise unenforceable, that is not itself invalid, illegal, void or unenforceable) shall not in any way be affected or impaired thereby and shall remain enforceable to the fullest extent permitted by law; and (b) to the fullest extent possible, the provisions of this Agreement (including each portion of any section of this Agreement containing any such provision held to be invalid, illegal, void or otherwise unenforceable, that is not itself invalid, illegal, void or unenforceable) shall be construed so as to give effect to the intent manifested thereby.

Section 13.   Modification and Waiver. No supplement, modification, termination or amendment of this Agreement shall be binding unless executed in writing by the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether or not similar) nor shall such waiver constitute a continuing waiver.

Section 14.   Notice by Indemnitees. Each Indemnitee agrees promptly to notify the Company in writing upon being served with any summons, citation, subpoena, complaint, indictment, information or other document relating to any Proceeding or matter which may be subject to indemnification covered hereunder. The failure to so notify the Company shall not relieve the Company of any obligation which it may have to such Indemnitee under this Agreement or otherwise.

Section 15.   Notices.   All notices, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) on the date of delivery if delivered by hand or facsimile, and receipted for by the party to whom said notice or other communication shall have been directed, (b) on the first business day following the date on which it is mailed if delivered by a recognized next-day courier service or (c) on the third business day following the date on which it is mailed if mailed by certified or registered mail with postage prepaid:

(i)   If to the Indemnitees, pursuant to Schedule A.

(ii)   If to the Company, to:

USI Holdings Corporation
555 Pleasantville Road
Suite 160 South
Briarcliff Manor, NY 10510
Attn: Ernest Newborn

or to such other address as may have been furnished to the Indemnitees by the Company or to the Company by an Indemnitee, as the case may be.

Section 16.   Identical Counterparts. This Agreement may be executed in one or more counterparts, each of which shall for all purposes be deemed to be an original but all of which together shall constitute one and the same agreement. Only one such counterpart signed by the party against whom enforceability is sought needs to be produced to evidence the existence of this Agreement.

Section 17.   Period of Limitations. No legal action shall be brought and no cause of action shall be asserted by or in the right of the Company or any affiliate of the Company against an Indemnitee, such Indemnitee's spouse, heirs, executors, administrators or personal or legal representatives after the expiration of two-years from the date of accrual of such cause of action, and any claim or cause of action of the Company or its affiliate shall be extinguished and deemed released unless asserted by the timely filing of a legal action within such two-year period; provided, however, that if any shorter period of limitations is otherwise applicable to any such cause of action such shorter period shall govern.

Section 18.   Headings.   The headings of the paragraphs of this Agreement are inserted for convenience only and shall not be deemed to constitute part of this Agreement or to affect the construction thereof.

Section 19.   Governing Law. This Agreement shall be governed by, and construed and enforced in accordance with, the laws of the State of Delaware without giving effect to the principles of conflicts of laws.

Section 20.   Construction.

(a)   Whenever the words "include," "includes," or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation."

(b)   The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.

(c)   All section and schedule references used in this Agreement are to sections and schedules of this Agreement unless otherwise specified.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have duly executed and delivered this Agreement as of the date first above written.

USI HOLDINGS CORPORATION

By: /s/ Ernest J. Newborn, II
    Name: Ernest J. Newborn, II
    Title: Sr. VP and General Counsel

/s/ William L. Atwell
William L. Atwell

/s/ David L. Eslick
David L. Eslick

/s/ Ronald E. Frieden
Ronald E. Frieden

/s/ Thomas A. Hayes
Thomas A. Hayes

/s/ L. Ben Lytle
L. Ben Lytle

/s/ Robert A. Spass
Robert A. Spass

/s/ Robert F. Wright
Robert F. Wright

Schedule A

If to William L. Atwell:
William L. Atwell
Atwell Associates, LLC
25 Beekman Place
New York, NY 10022
Facsimile: 212-688-4263

If to David L. Eslick:
David L. Eslick
USI Holdings Corporation
555 Pleasantville Road
Suite 160 South
Briarcliff Manor, NY 10510
Facsimile: 610-537-4501

If to Ronald E. Frieden:
Ronald E. Frieden
6252 Cherbourg Drive
Indianapolis, IN 46220
Facsimile: 317-251-5437

If to Thomas A. Hayes:
Thomas A. Hayes, Esq.
Keating, Muething & Klekamp, PLL
1400 Provident Tower
One East Fourth Street
Cincinnati, OH 45202
Facsimile: (513) 579-6457

If to L. Ben Lytle:
L. Ben Lytle
AXIA Health Management, LLC
9280 S. Kyrene Road, Suite 107
Tempe, AZ 85284
Facsimile: 480-598-3540

If to Robert A. Spass:
Robert A. Spass
Capital Z Partners
54 Thompson Street
New York, NY 10012
Facsimile: 212-965-2431

If to Robert F. Wright:
Robert F. Wright
Robert F. Wright Assoc. Inc.
57 West 57th Street, Suite 704
New York, NY 10019
Facsimile: 212-829-8506

WITH A COPY OF EACH NOTICE SENT TO ANY INDEMNITEE TO:

Dewey Ballantine LLP
1301 Avenue of the Americas
New York, NY 10019
Facsimile: 212-259-6333
Attention: Morton A. Pierce, Esq.
　　　　　　Michael J. Aiello, Esq.